Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, Michigan 48104

Tel (734) 864-5600	Fax (734) 998-3474

Robin Risser

April 24, 2008

VIA EDGAR

Kristin Lochhead, Reviewing Acct.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advanced Photonix, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007, Filed June 29, 2007
Form 10-Q for the Quarterly Period Ended December 28, 2007
File No. 001-11056

Dear Ms. Lochhead:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated April 18, 2008, File Number 001-11056 which responds to our response letter dated March 31, 2008. We are in the process of drafting our response and anticipate filing it by May 30, 2008.

Sincerely,

/s/ Robin Risser
of ADVANCED PHOTONIX, INC.

Cc:	Jong Hwang
Brian Cascio
Acct. Branch Chief